Banco Bradesco S.A.

Corporate Bylaws

Section I – The Organization, Duration and Headquarters

Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws.

Sole Paragraph - With the creation of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and members of the Fiscal Council are subject to the provisions of Tier 1 of Corporate Governance Listing Regulation of the B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.

Article 2) The Company’s term of duration is indefinite.

Article 3) The Company’s headquarters and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.

Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Premises/Subsidiaries outside of the Brazilian territory.

Section II - Corporate Purpose

Article 5) The Company’s corporate purpose is of conducting general banking activities, including foreign exchange transactions, and administration of security portfolios, in the functions of fiduciary administrator and manager of funds.

Section III – Share Capital

Article 6) The share capital is R$ 87,100,000,000.00 (eighty-seven billion and one hundred million reais), divided into 10,642,170,228 (ten billion, six hundred forty-two million, one hundred seventy thousand and two hundred and twenty-eight) nominal book-entry shares, with no par value, of which 5,330,304,681 (five billion, three hundred and thirty million, three hundred and four thousand, six hundred and eighty-one) are common shares and 5,311,865,547 (five billion, three hundred and eleven million, eight hundred and sixty-five thousand, five hundred and forty-seven) are preferred shares.

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Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.

Paragraph Two - Preferred shares shall have no voting rights, shall entitle their holders to the following rights and privileges:

a)	priority in the reimbursement of the share capital, in the event of liquidation of the Company;
b)	dividends that are ten percent (10%) higher than those ascribed to common shares;
c)	inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group.

Paragraph Three - In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts.

Paragraph Four - The Company’s shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares.

Paragraph Five - The following shall not be permitted:

a)      conversion of common shares into preferred shares and vice versa;

b)      issuance of beneficiary portions.

Paragraph Six - The Company may, subject to authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale.

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Section IV - Management

Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Paragraph One - The positions of Chairman of the Board of Directors and CEO or main executive may not be exercised by the same person.

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature of the Management Statement of Consent, pursuant to the Tier 1 Regulation, as well as the compliance with applicable legal requirements.

Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers.

Paragraph Four – The members of the Board of Directors shall exercise their terms until they reach seventy-five (75) years old, except for:

i. the Chairman, who shall not have an age limit to exercise his term; and

ii. the other members with a term in progress at the 2023 Annual Shareholders´ Meeting. For them, the age limit to exercise the terms in the Board of Directors shall be the date on which they reach eighty (80) years old.

Paragraph Five - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years of age.

Section V - Board of Directors

Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders’ Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice Chairman.

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Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie.

Paragraph Two – The participation shall be permitted for any member that is absent for justifiable reasons, by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes.

Paragraph Three - In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member.

Paragraph Four - In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws.

Article 9) In addition to the duties set forth by law and these Bylaws, the Board include the following:

a)	to ensure that the Board of Executive Officers is always strictly capable of performing its duties;
b)	to ensure that the social businesses are so as to preserve the good name of the Company;
c)	whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company;
d)	to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operating Portfolios, defining policies and limits to be observed by the Management;
e)	authorize the Company, as well as its directly and indirectly controlled companies, to acquire, encumber or sale equity interest or assets that are part of the Non-Current Assets, if its amount is more than half percent (0.5%) of the Company's Net Equity, calculated on the last audited balance sheet;
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f)	to decide on the trading of shares issued by the Company itself, pursuant to Paragraph Six of Article 6;
g)	to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary, observing the rules and jurisdictions established by the Board of Directors in internal rules;
h)	to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers;
i)	to submit to the Shareholders’ Meeting the proposals that aim at increasing or reducing the share capital, grouping, bonuses or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;
j)	to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company;
k)	to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company;
l)	to take a decision on the associations that involve the Company or its subsidiaries, including the participation in shareholders’ agreements;
m)	to approve the application of funds deriving from tax incentives;
n)	to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers;
o)	to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases;
p)	limited to the annual global amount approved by the Shareholders’ Meeting, to perform the distribution of remuneration and social security funding for the Managers;
q)	to establish the compensation of the members of Audit Committee, observing the provided in the Internal Charter of the Audit Committee;
r)	to supervise the management environment of risks and internal controls; and
s)	constantly seek to align the Company´s strategic planning with ESG (Environmental, Social and Governance) aspects.

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Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors.

Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8.

Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.

Article 11) The Board shall meet regularly six (6) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting.

Section VI - Board of Executive Officers

Article 12) The Board of Executive Officers of the Company is elected by the Board of Directors, and shall consist of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, who are distributed among the positions of Department Officer, Officer and Regional Officer.

Paragraph One - The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting that elected them, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 of these Bylaws.

Paragraph Two - The requirements established in Articles 18 and 19 may be exempted by the Board in an exceptional case, up to a limit of one quarter (¼) of the total number of Executive Officers, except in relation to the Officers appointed for the positions of CEO and Vice President.

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Article 13) It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to Paragraph Four of this Article and item “e” of Article 9 of these Bylaws.

Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice President.

Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term.

Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

a)	term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;
b)	upon summoning or subpoenas;
c)	participation in biddings;
d)	in the Shareholders’ Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;
e)	with Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company;
f)	in-court testimony; and
g)	before the certifying entities to obtain digital certificates.

Paragraph Four - Department Officers, Officers and Regional Officers are forbidden to practice acts that imply the sale and encumbrance of assets and rights of the Company.

Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:

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a)	for the Chief Executive Officer: (i) to coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers;
b)	for the Vice Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line;
c)	for the Managing Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line;
d)	for the Deputy Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;
e)	for the Department Officers: to conduct activities of the Departments to which they belong;
f)	for the Officers: to perform the tasks assigned to them; and
g)	for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned.

Article 15) The Board of Executive Officers shall hold ordinary meetings on a weekly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her alternate.

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Article 17) In order to exercise the function of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.

Article 18) To be eligible for the position of Executive Officer, the candidate must, on the date of the election to have belonged to the staff of employees or managers of the Company or associated companies for more than ten (10) years, uninterruptedly, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.

Article 19) To be eligible for the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, belong to the staff of employees or managers of the Company or associated companies, with observance of the provisions of Paragraph Two of Article 12 of these Bylaws.

Section VII - Fiscal Council

Article 20) The Fiscal Council, the functioning of which shall be permanent, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies.

Section VIII - Audit Committee

Article 21) The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a two (2)-year term of office, extending up to the investiture of new members appointed.

Paragraph One – The members of the Audit Committee may only rejoin the body, after at least 3 (three) years have elapsed since the last permitted reappointment.

Paragraph Two – Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for a single consecutive term only, disregarding the period provided in Paragraph One.

Paragraph Three - In addition to those provided for by law or regulations, the following are also attributions of the Audit Committee:

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a)	recommending to the Board of Directors the outside firm that should be hired to provide independent audit services, the amount of compensation that such firm should receive and providing recommendations as to substitute auditors;
b)	reviewing statutory financial statements prior to their disclosure, including the explanatory notes of the financial statements, the independent auditors’ report and any management reports;
c)	to assess the effectiveness of internal and independent audits, including in relation to the verification of compliance with legal and normative provisions that are applicable to the Company, as well as internal codes and regulations;
d)	to assess the compliance by the Company’s Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;
e)	to establish and publish procedures for the receipt and processing of information that concerns the non-compliance with legal and normative legal provisions that are applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;
f)	to recommend, to the Board of Executive Officers of the Company, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;
g)	to meet, at least quarterly, with the Board of Directors of the Company and the internal and independent auditors;
h)	to verify upon their meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including as regards the planning of their audit work, formalizing in Minutes the contents of such meetings;
i)	to establish the operational rules of its operation; and
j)	to meet with the Fiscal Council and Board of Directors at their request to discuss policies, practices and procedures identified within the scope of their relevant attributions.

Paragraph Four - The following are basic requirements to exercise the position of a member of the Audit Committee:

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I – not to be, nor have been, in the last twelve months:

a) officer of the Company, its Controlling or related companies, controlled or joint-controlled, directly or indirectly;

b) employee of the Company, its Controlling or related companies, controlled or joint-controlled, directly or indirectly;

c) technical responsible, officer, manager, supervisor nor any other member, with management role, of the team involved in the Company’s auditing works; and

d) member of the Fiscal Council of the Company, its Controlling or related companies, controlled or joint-controlled, directly or indirectly.

II – not to be spouse, partner nor a relative in direct line, in collateral line and by affinity up to the second level, of the people referred to in subparagraph “a” and “c” of the subsection I;

III – not to receive any other kind of remuneration from the Company or from its controlling or related companies, controlled or joint-controlled, directly or indirectly, that is not related to their role as an Audit Committee’s member;

IV – not to hold positions, especially on boards of directors, advisory or fiscal councils, in companies that may be considered as market competitors or in which a conflict of interest may arise.

Paragraph Five - At least one of the Audit Committee members, besides observing the provisions of Paragraph One of Article 21, shall have proven knowledges in accounting area that qualify them for such function.

Paragraph Six - At least one of the Audit Committee members, besides observing the provisions of Paragraph One of Article 21, must be a member of the Board f Directors that is not part of the Board of Executive Officers.

Paragraph Seven -A member of the Audit Committee may be removed by the Board of Directors at any time during their term of office, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization.

Section IX - Remuneration Committee

Article 22) The Company shall have an organizational body referred to as Remuneration Committee, which may act on behalf of other Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator.

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Paragraph One - The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager.

Paragraph Two - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed.

Paragraph Four - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation.

Section X – Ombudsman

Article 23) The Company shall have an organizational component of Ombudsman, which shall act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a twenty-four (24)-month term of office, with reelection permitted.

Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, risk management, internal audit and compliance.

Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has:

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a) a bachelor’s degree;
b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.;
c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented;

d)       technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman; and

e) proven technical aptitude to perform the activities covered by the purposes and attributions described in Paragraphs three and four below.

Paragraph Three - The Ombudsman’s purpose is checking strict compliance with legal and regulatory rules related to consumers’ rights, ultimately meeting the demands of customers and users of products and services that have not been resolved in the institution's primary service channels and acting as a communication channel between the Institutions under the “caput” of this Article and the clients and users of products and services, including mediating conflicts.

Paragraph Four - The ombudsman's duties include the following activities:

a)	receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the “caput” of this Article, that are not resolved by the usual services offered by the branches or by any other service station;
b)	providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered;
c)	informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension;
d)	forward a conclusive answer to the demand of the claimants within the period established in item "c";
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e)	proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and
f)	prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit, in the end of each semester, a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "e", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them.

Paragraph Five - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person.

Paragraph Six - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization.

Paragraph Seven - The Company:

a)    shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption; and

b)    shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

Section XI - Shareholders’ Meetings

Article 24) The Annual and Special Shareholders’ Meetings shall be:

a)	called by sending a notice to the shareholders with a minimum one (1)-month;
b)	conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries.

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Section XII – The Fiscal Year and Income Distribution

Article 25) The fiscal year coincides with the civil year, ending on December 31.

Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets.

Article 27) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order:

I.	constitution of the Legal Reserve;
II.	constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders’ Meeting;
III.	payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of the “caput” of Article 202 of the mentioned Law No. 6,404/76.

Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorization for distribution of income to shareholders as interest on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto.

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Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Section III of the “caput” of this Article.

Article 28) The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders’ Meeting, one hundred percent (100%) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity, in an amount in excess of the mandatory dividend established in Article 27, Section III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations.

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Section XIII – Signing of Indemnity Agreements

Article 29) Without prejudice to the possibility of purchasing the specific insurance to cover management risks, the Company may sign indemnity agreements in favor of (i) members of the Board of Directors, of the Board of Executive Officers, of the Fiscal Council and of the advisory committees of the Company itself or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by the Company to hold positions, whether statutory or not, in entities in which the Company participates as a member, associate or sponsor (jointly or separately “Beneficiaries”), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their attributions or powers, established by the Company.

Sole paragraph – It will be up to the Board of Directors to approve the rules, procedures, conditions and limitations to be observed for signing and execution of the indemnities agreements, as well as defining the people with whom the indemnities agreements shall be concluded.

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We declare that this present instrument is a free English translation of the Bylaws of Banco Bradesco S.A., with the resolution approved in the Special Shareholders’ Meeting held on March 10, 2023.

Banco Bradesco S.A.

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